Filed by Peoples Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                    Subject Company:  Peoples Energy Corporation
                                                      Commission File No. 1-5540

This filing consists of the frequently asked questions posted by Peoples Energy Corporation on its website on July 10, 2006.




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Frequently Asked Questions about WPS and PEC combining


Q. Why are you combining with another company?
A. The combination creates a diversified energy company serving the Midwest, Northeast U.S., and Canada. The combined company will comprise four natural gas utilities (Peoples Gas, North Shore Gas, Minnesota Energy Resources, and Michigan Gas Utilities) one electric utility (Upper Peninsula Power Company, one integrated electric and natural gas utility Wisconsin Public Service Corporation), and the non-regulated energy services company (WPS Energy Services, Inc.).


Q. Where will the company be headquartered?
A. The holding company will have its headquarters in Chicago. All of the subsidiaries will retain their headquarters at their current locations.


Q. Who will lead the combined company?
A. Larry Weyers, chairman, president, and CEO of WPS Resources will be the CEO of the combined company. Jim Boris, the current lead director of Peoples Energy will serve as the non-executive chairman of the combined company.


Q. Will this merger cause customer rates to rise? Fall?
A. Because the combination is at the holding company level, it should have no effect on the rates of any of the subsidiaries.


Q. How will customers benefit from the combination of WPS Resources and Peoples Energy?
A. Both companies have long traditions of dedicated customer service and delivering safe and reliable energy. The sharing of best practices and commitment to operational excellence will result in operating improvements to further enhance service and should result in operating efficiencies to help manage overall costs.


Q. Will this cause any changes for my service?
A. No, the combination of the two companies will not cause any service disruptions to customers and you can continue to conduct business with us just as you do today.

Q. What will happen to employees? Will there be layoffs?
A. The new company will seek to reduce redundancies and properly align the work force with the work load through normal attrition. It expects to emphasize the same approach in this transaction. A benefit of the transaction is that it creates a larger company with more career opportunities for employees.



Q. Does this transaction change existing union contracts?
A. No. Union agreements will be honored and the company is committed to continuing to work closely with labor unions.

Q. Will the new company change its current and future philanthropic commitments to Green Bay and Chicago? A. The new company will maintain its tradition of service and commitment to all of the communities it serves. Existing philanthropic pledges will be honored and future charitable requests will be thoughtfully considered with the objective of supporting those organizations that most benefit the company's customers and the communities in which the new company operates.


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Forward-Looking Statements
--------------------------

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
----------------------

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth
J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention:
Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
----------------------------------------

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
----------------

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.



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